                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO/A

        TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 2)

                                   LIBBEY INC.
                                (Name of Issuer)

                              LIBBEY INC. (ISSUER)
 (Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)


                                    529898108
                      (CUSIP Number of Class of Securities)

                              ARTHUR H. SMITH, ESQ.
                       VICE PRESIDENT AND GENERAL COUNSEL
                                   LIBBEY INC.
                       300 MADISON AVENUE, P.O. BOX 10060
                               TOLEDO, OHIO 43604
                                 (419) 325-2100

   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person(s))

                                    COPY TO:
                          CHRISTOPHER D. LUEKING, ESQ.
                                LATHAM & WATKINS
                         233 S. WACKER DRIVE, SUITE 5800
                             CHICAGO, ILLINOIS 60606
                                 (312) 876-7700

                            CALCULATION OF FILING FEE

  TRANSACTION VALUATION*                                  AMOUNT OF FILING FEE**
  ----------------------                                  ----------------------
        $39,750,000                                               $7,950

* Calculated solely for the purpose of determining the amount of the filing fee, based upon the purchase of 1,500,000 shares of common stock, $0.01 par value, at the maximum tender offer price of $26.50 per share.

**       Previously paid.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     Amount Previously Paid: Not applicable.     Filing party:   Not applicable.
     Form or Registration No.: Not applicable.   Date Filed:   Not applicable.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         [ ]  third-party tender offer subject to Rule 14d-1

         [X]  issuer tender offer subject to Rule 13e-4

         [ ]  going private transaction subject to Rule 13e-3

         [ ]  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer [ ]

                  This Amendment No. 2 to the Tender Offer Statement on Schedule TO relates to the offer by Libbey Inc., a Delaware corporation ("Libbey"), to purchase up to 1,500,000 shares, or such lesser number of shares as are properly tendered, of its common stock, $0.01 par value, at a price not greater than $26.50 nor less than $23.50 per share, net to the seller in cash, without interest, as specified by stockholders tendering their shares. Libbey's offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 18, 2003 and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the offer. This Amendment No. 2 to the Tender Offer Statement on Schedule TO is filed to satisfy the reporting requirements of Rule 13e-4(c) promulgated under the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

                  The information in the Offer to Purchase and the related Letter of Transmittal, as amended or supplemented prior to the date hereof, is incorporated in this Amendment No. 2 to the Schedule TO by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11.  Additional Information.

                  Item 11 of the Schedule TO is hereby amended and supplemented by adding the following information:

                  On March 18, 2003, Libbey issued a press release announcing the preliminary results of the tender offer, which expired on March 17, 2003. A copy of this press release is filed as Exhibit (a)(5)(iii) to the Schedule TO and is incorporated herein by reference.

Item 12.  Exhibits.

                  Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

         Exhibit No.

         (a)(5)(iii)       Press Release, dated March 18, 2003.

                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 18, 2003                 LIBBEY INC.



                                       By:/s/ Kenneth A. Boerger
                                          -----------------------
                                           Name:    Kenneth A. Boerger
                                           Title:   Vice President and Treasurer

                                  EXHIBIT INDEX

EXHIBIT
NUMBER                     DESCRIPTION
------                     -----------

(a)(1)(i)                  Offer to Purchase, dated February 18, 2003.*

(a)(1)(ii)                 Letter of Transmittal.*

(a)(1)(iii)                Letter to Stockholders, dated February 18, 2003.*

(a)(1)(iv) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)                 Letter to Participants in Libbey's 401(k) Plans.*

(a)(5)(i)                  Press Release, dated February 18, 2003.*

(a)(5)(ii)                 Form of Summary Advertisement.*

(a)(5)(iii)                Press Release, dated March 18, 2003.

(b) Amended and Restated Credit Agreement, dated February 10, 2003, among Libbey Glass, Inc. and Libbey Europe B.V., as the borrowers, Bank of America, N.A., as the administrative agent, swing line lender and letter of credit issuer, Bank One, N.A. and Fleet National Bank, as syndication agents and the other lenders party thereto.*

---------------------

*  Previously filed.